

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

      Re: MANSE USA LLC
           Draft Offering Statement on Form 1-A
           Filed July 11, 2023
           CIK No. 0001982659

Dear Christophe Vattier:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

Cover Page

1.   Please disclose here, in your offering summary, and your description of business that the company intends to use revenue from the sale of Roys to make yield payments on the Roys, as you state on page 4, and explain what you mean by "revenue" generated from Roys. If you are referring to the proceeds received from your offering of Roys, explain the purpose of the algorithm that you state sets the yield if the overall amount of any yield is ultimately dependent upon the success of your primary offering. Clearly state, if true, that the total amount of yield on each Roy is limited to the amount invested by the investor on each Roy after expenses, or $0.60.

Risk Factors
Roys are fixed term contracts, page 5

2.   Elaborate upon the terms in which Roys can be terminated earlier than the 10 year expiration date.

The remuneration attaching to Roys..., page 5

3.   Revise this risk factor to clarify, if true, that where you refer to "remuneration" you are referring to the yields on the Roys. Further clarify your statements that "Roy prices are set via the price calculation formula..." and that "prices are allowed to fluctuate freely" as these statements appear to conflict and also appear to relate to the secondary price of the Roy, not the yield, and the price at which Roys trade on the secondary market does not appear to be the focus of this risk factor.

The Company's Business
The Talents, page 9

4.   We note your disclosure that the company currently has only one talent engaged. Please revise your filing to identify and describe the talent that is currently engaged and any Talent contracted with MANSE France. Please also tell us whether the Roys you intend to sell in this offering will relate to that single talent, or if the company plans to sell Roys in this offering relating to additional identified talents, and if so, how you intend to identify such talents. Explain how Roys will be associated with a particular Talent and differentiated from other Talents, as your disclosure seems to suggest.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

5.   We note your indication that your primary source of operating revenue going forward will be the proceeds from this offering. Given that your primary activity will be the issuance of Roys, as well as investing and re-investing in Roys, tell us why you should not be considered an investment company required to register under the Investment Company Act of 1940.

General

6.   We note your disclosure that participants can offer to sell or trade Roys to other participants on the trading platform at *royaltiz.com* at the then-prevailing price. We also note your disclosure that MANSE Plateforme SAS operates the platform. Please provide us your analysis as to the applicability of Exchange Act Rule 3b-16 to the activities contemplated by the platform, and tell us whether you or MANSE Plateforme SAS has registered as a broker-dealer or, if not, why not.

7.   Explain how the MANSE Liquidity Pool operates to stand in for a buyer or seller in order to create a liquid market for the Roys. Elaborate upon what you mean by the ability of the

pool to step in "at least initially" and discuss the "certain circumstances" and the "certain conditions determined by you" in which an affiliate of yours may step in to offer such liquidity. Distinguish your "Instant Liquidity" feature from your Liquidity Pool. Tell us how the "Instant Liquidity" feature and the Liquidity Pool do not run afoul of Regulation M.

8.   We note your disclosure that "although some details about how the algorithm operates will be made available to Roy holders as addressed below in section titled 'The Company's Business,' or otherwise made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information." Please remove this disclosure and include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material.

9.   We note your disclosure that you intend to disclose changes in the estimated yield monthly. Please clarify the manner in which you intend to relay such changes to investors.

10.   Throughout your filing, revise to clarify on what basis the yield will be paid (i.e., monthly, annually, etc.), if known. In this regard, you seem to be conveying to investors the assurance of a yield of at least 2% of the introductory price of the Roy but it is unclear when investors will receive such amount, or future amounts.

11.   We note that the Terms and Conditions filed as Exhibit 3.1 and the Participation Agreement filed as Exhibit 6.1 to your offering statement reference two types of Roys, Roys based on a Talent's Primary Income, and Roys based on a Talent's Performance. Please disclose in your filing the kind of Roys you are offering. Also, because these exhibits appear to apply to your affiliate and not to you, revise to provide exhibits that are specific to the terms of the Roys you are offering.

12.   In one place in your filing, you say that your users will be able to trade certain Roys in relation to talents who have entered into agreements with MANSE France, but in another place you say that you will have the right to offer all of the Roys associated with talents who are currently engaged by MANSE France to your users. Please revise to clarify whether your users will be able to purchase Roys from MANSE France or from you in a primary offering, and if so, whether those Roys are included in the 30,000,000 you are seeking to qualify in this offering statement. If you are offering or planning to offer Roys already issued by MANSE France in a secondary offering, revise to clarify. Furthermore, please also provide your analysis as to how this feature complies with Rule 251(b)(1) of Regulation A.

13.   It is not clear how the Roys you propose to issue should be characterized for purposes of Rule 261(c) of Regulation A. For example, the disclosure in the filing indicates that "holders of Roys will not have many of the rights traditionally associated with holders of debt instruments, nor will they have any of the rights traditionally associated with holders of equity. For example, holders of Roys will not receive a right to any repayment of

principal or interest, as might be expected under a traditional debt instrument. Nor will holders receive an interest in the profits or losses of the Company or any of its affiliates, any rights to distributions from the Company, or any legal or contractual right to exercise control over the operations or continued development of the Company or any affiliate, which are rights typically afforded to equity holders." In addition, as the yield payments appear to be based on an algorithm, the Roys appear to have characteristics associated security-based swaps. Please provide us with your legal analysis as to how the Roys should be appropriately characterized under Rule 261.

14.   Please revise your website to include the legend and information required by Rule 255 of Regulation A.

 Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Simon Wood, Esq.